Exhibit 99.1

POMDOCTOR LIMITED Highlights Healthcare Intelligence Flywheel as a Self-Reinforcing Growth Engine

GUANGZHOU, China, August 10, 2026 /PRNewswire/ -- POMDOCTOR LIMITED (“Pomdoctor” or the “Company”) (NASDAQ: POM), a digital healthcare company focused on advancing AI-enabled healthcare solutions and predictive healthcare capabilities, today highlighted its healthcare intelligence flywheel, a closed-loop growth model that integrates AI, wearable devices, healthcare data, professional medical services, and insurance payment networks.

The Company believes this model enables each healthcare service cycle to generate incremental data, continuously strengthen AI analytics, enhance service personalization, and boost user engagement. As these capabilities reinforce one another with minimal manual intervention, the Company aims to build a scalable predictive healthcare ecosystem supported by increasingly valuable data assets and shielded by durable competitive barriers.

A Closed Loop Connecting Data, Intelligence, and Healthcare Services

Pomdoctor’s healthcare intelligence flywheel begins with wearable devices, which continuously collect physiological and behavioral data beyond traditional clinical settings. These data--including heart rate, blood pressure, blood oxygen levels, sleep patterns, activity levels, and other health indicators--feed into the Company’s AI analytics framework to identify health trends, detect potential risk signals, and generate personalized insights. These insights support physician-led interventions, chronic disease management, and other professional healthcare services.

Information generated through subsequent consultations, medication management, remote patient monitoring, and user feedback flows back into the platform, providing additional input for continued model refinement and service optimization.

Integration with insurance and healthcare payment networks further accelerates the flywheel by expanding access to continuous health management services. As service quality and payment accessibility improve, the platform is better positioned to attract and retain more users, generating additional healthcare interactions and fueling subsequent cycles of data accumulation and AI enhancement.

Platform Strengthened Through Each Service Cycle

Pomdoctor believes each completed service cycle strengthens the platform in three key ways.

First, continuous user participation expands the depth, breadth and diversity of the Company’s real-world healthcare data (RWD), including physiological, behavioral, medication, physician-interaction, and remote-monitoring data.

Second, richer datasets improve the Company’s ability to analyze individual health trends and support more personalized risk assessment and healthcare recommendations.

Third, more relevant and timely services strengthen user engagement and retention, creating further data feedback and reducing reliance on episodic, one-off healthcare interactions.

This iterative process is designed to create a self-sustaining growth cycle in which improved services drive greater user participation, greater participation produces richer data, and richer data improves AI capabilities and future services.

A System-Level Competitive Barrier

Pomdoctor believes its competitive advantage is not derived from any single product, algorithm, or service. Rather, it rests on the integrated orchestration of wearable data collection, AI analysis, physician services, pharmaceutical fulfillment, and healthcare payment networks, with each component reinforcing the others within a unified ecosystem.

As these capabilities co-evolve, the Company expects its data assets, AI capabilities, user relationships, and ecosystem partnerships to become increasingly difficult to replicate, forming a system-level competitive barrier in predictive healthcare.

Management Commentary

Mr. Zhenyang Shi, Chairman and Chief Executive Officer of Pomdoctor, commented: “Our healthcare intelligence flywheel is designed so that every interconnected healthcare interaction improves the next. Once set in motion, the entire loop runs automatically and continuously -- enriching data, sharpening AI capabilities, enhancing intelligence supports, delivering more personalized, higher-quality services, to drive stronger engagement and retention across our platform.

“We believe the convergence of AI, wearables, healthcare data, and payment networks creates a compounding growth model. As the flywheel continues to accelerate, we are building a predictive healthcare infrastructure that becomes smarter, more scalable, and more valuable over time.”

About POMDOCTOR LIMITED

POMDOCTOR LIMITED (NASDAQ: POM) is a digital healthcare company focused on advancing AI-enabled healthcare solutions and expanding predictive healthcare capabilities. The Company leverages physician resources, wearable technologies, artificial intelligence, healthcare payment networks and real-world healthcare data to support more personalized, continuous and data-driven healthcare services. Building upon its established healthcare platform and physician network, POM is pursuing the development of a predictive healthcare data and services infrastructure designed to improve healthcare outcomes and create long-term value for patients, healthcare providers and other ecosystem participants. For more information, please visit the Company’s website: http://ir.7shiliu.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC.

For more information, please contact:

POMDOCTOR LIMITED

Investor Relations Department
Email: ir@7lk.com

Ascent Investor Relations LLC

Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com